enerPLUS

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

April 30, 2014

Enerplus Announces Annual General Meeting

CALGARY, Alberta - Enerplus Corporation ("Enerplus") (TSX:ERF) (NYSE:ERF)   will be hosting our Annual General Meeting on Friday, May 9, 2014 at 10:00 AM MT (12:00 PM ET) at the Metropolitan Conference Centre in Calgary, Alberta. Mr. Ian Dundas, President and CEO, will provide an update on Enerplus' operations following the business of the meeting. This update will be available via webcast. Details are below:

Date: Friday, May 9, 2014
Time: 10:10 AM MT (12:10 PM ET)
Webcast: http://event.on24.com/r.htm?e=781840&s=1&k=BBAEAAF345AADE6184ECB495B8F042CA

A replay of the webcast will be available after the meeting on our website at www.enerplus.com.

Electronic copies of our financial statements, news releases, and other public information are available on our website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.